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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

STARTECH ENVIRONMENTAL CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
855906103
(CUSIP Number)
Arthur J. Steinberg, Esq.,
not individually but solely in his capacity as Receiver
of Northshore Asset Management, LLC and Related Entities
c/o Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
(212) 836-8564
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	855906103	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS: Northshore Asset Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO - Investment Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,939,135 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,939,135 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,939,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

(1)	See Item 5 herein.

CUSIP No.	855906103	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS: Astor Fund, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,558,347 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,558,347 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,558,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

(2)	See Item 5 herein.

CUSIP No.	855906103	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS: Arthur J. Steinberg, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and Related Entities

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,939,135 (3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,939,135 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,939,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Receiver)

(3)	See Item 5 herein.

CUSIP No.	855906103	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS: Connecticut Banking Commissioner John P. Burke, not individually but solely in his capacity as Receiver of Circle Trust Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000 (4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,939,135 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,939,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Receiver)

(4)	See Item 5 herein.

Item 1. Security and Issuer
     This Amendment No. 11 to Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Startech Environmental Corporation, a Colorado corporation (the “Issuer”). This Amendment No. 10 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 filed with the Commission on July 28, 2004, September 8, 2004, April 8, 2005, October 5, 2005, January 5, 2006, February 2, 2006, March 17, 2006, April 4, 2006, April 28, 2006 and May 31, 2006, respectively (the Schedule 13D as previously amended is herein referred to as the “Schedule 13D”). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur J. Steinberg was appointed temporary receiver of Northshore Asset Management, LLC (“Northshore”), Saldutti Capital Management, L.P. (“SCM”), Ardent Research Partners, L.P. (“Ardent Domestic”) and Ardent Research Partners, Ltd. (“Ardent Offshore”) pursuant to an order of the United States District Court for the Southern District of New York (the “District Court”), dated February 16, 2005, in connection with the Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the “Order”). Pursuant to an oral order entered on February 25, 2005, the District Court named Mr. Arthur J. Steinberg the permanent receiver. Mr. Steinberg, not individually but solely in his capacity as the receiver of Northshore and related entities, is referred to herein as the “Northshore Receiver.” Pursuant to a written order entered on September 9, 2005, the District Court converted the temporary restraining order in the Order into a preliminary injunction. The Northshore Receiver has filed the Schedule 13D and this Amendment No. 10 solely in his capacity as Receiver of Northshore and related entities and not in his individual capacity.
     The information contained in Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 to the Schedule 13D regarding the shares of Common Stock beneficially owned by the Northshore Receiver, Astor Fund, LLC (“Astor”), Northshore and related entities is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Northshore Receiver by certain brokers for Northshore and related entities.
     The Northshore Receiver and the Connecticut Banking Commissioner John P. Burke, not individually but solely in his capacity as Receiver of Circle Trust Company (the “Circle Receiver”), expressly disclaim knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D (including any amendment thereto). The filing of the Schedule 13D (or any amendment thereto) shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D, as amended. “Reporting Persons” means, as of the date of this Amendment No. 11, the Northshore Receiver, the Circle Receiver, Northshore and Astor. The Circle Receiver specifically disclaims any knowledge as to matters not specifically pertaining to the Circle Receiver contained herein.

The Northshore Receiver is in the process of confirming and verifying the facts and circumstances stated in the Schedule 13D and this Amendment No. 11, and therefore, all statements made therein and herein are made based upon the Northshore Receiver’s current information and belief and subject to confirmation, correction, change and future amendment.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is amended by adding the following to the end thereof:
     “On June 30, 2006, the Settlement Agreement, dated as of May 25, 2006, by and between the Northshore Receiver and the Circle Receiver (the “Settlement Agreement”) became effective as the Northshore Receiver had received an order of the United States District Court for the Southern District of New York approving the Settlement Agreement and the Circle Receiver had received an order of the Superior Court of the Judicial District of Hartford County in Connecticut approving the Settlement Agreement, fulfilling the conditions of the Settlement Agreement. As a result of the Settlement Agreement, the Northshore Receiver and the Circle Receiver may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, and as a result may be deemed to share beneficial ownership of 4,939,135 shares of Common Stock.
     The Northshore Receiver engages from time to time in negotiations with third parties relating to the sale of some or all of the shares of Common Stock that the Northshore Receiver holds (including 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver) and may continue to do so in the future. Pursuant to the Settlement Agreement, on and after the one-year anniversary of the Effective Date (as defined in the Settlement Agreement), the Circle Receiver may engage from time to time in negotiations with third parties relating to the sale of some or all of the 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.
     Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.”
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is amended by adding the following to the end thereof:
“The following information is current as of the date of Amendment No. 11 to this Schedule 13D.

     a. All percentage of outstanding shares of Common Stock figures set forth herein are based on 20,636,533 shares of Common Stock outstanding as of June 8, 2006, according to the Issuer’s Quarterly Report on Form 10-Q filed on June 9, 2006.
Northshore may be deemed to beneficially own 3,939,135 shares of Common Stock, which constitute approximately 19.0% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of warrants) held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore.
Astor may be deemed to beneficially own 3,558,347 shares of Common Stock held for its account by Northshore, which constitute approximately 17.2% of the outstanding shares of Common Stock.
Based on the powers and authority granted to the Northshore Receiver by orders of the District Court, the Northshore Receiver may be deemed to beneficially own 4,939,135 shares of Common Stock, which constitute approximately 23.8% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor, (ii) 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of warrants) held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore and (iii) by virtue of the Settlement Agreement discussed in Item 4, 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver.
Based on the powers and authority granted to the Circle Receiver by order of the Connecticut Court, the Circle Receiver may be deemed to beneficially own 4,939,135 shares of Common Stock which constitute approximately 23.8% of the outstanding shares of Common Stock due to the following: (i) 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and (ii) by virtue of the Settlement Agreement discussed in Item 4, 3,939,135 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of warrants) that may be deemed to be beneficially owned by the Northshore Receiver.
See Items 2 and 4.
     b. Northshore may be deemed to have shared power to direct the voting and disposition of an aggregate of 3,939,135 shares of Common Stock as follows: (i) Northshore may be deemed to have shared power with Astor and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) Northshore may be deemed to have shared power with Ardent Domestic and Ardent Offshore, as applicable, and the Northshore Receiver to direct the voting and disposition of 380,788 shares of Common Stock (including 132,744 shares of Common Stock issuable upon the exercise of warrants) held by Ardent Domestic and Ardent Offshore. In addition, by virtue of the effectiveness of the Settlement Agreement discussed in Item 4, Northshore may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of such 3,939,135 shares of Common Stock.
Astor may be deemed to have shared power with Northshore and the Northshore Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held for its account by Northshore. In addition, by virtue of the effectiveness of the Settlement Agreement discussed in Item 4, Astor may be deemed to have shared power with the Circle Receiver to direct the disposition (but not the voting) of such 3,558,347 shares of Common Stock.
The Northshore Receiver may be deemed to have shared power to direct the voting and disposition of 3,939,135 shares of Common Stock beneficially owned in the aggregate by Northshore, Astor, Ardent Domestic and Ardent Offshore, and those entities may be deemed to have shared power with the Northshore Receiver to direct the voting and disposition of the             shares of Common Stock beneficially owned by them, respectively. In addition, by virtue of the effectiveness of the Settlement Agreement discussed in Item 4, the Northshore Receiver may be deemed to have shared power with the Circle Receiver to direct the voting and disposition of 4,939,135 shares of Common Stock, including 1,000,000 shares of Common Stock of which the Circle Receiver may be deemed to have beneficial ownership.
The Circle Receiver may be deemed to have shared power with the Northshore Receiver to direct the voting of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver. The Circle Receiver may be deemed to have shared power to direct the disposition of 4,939,135 shares of Common Stock as follows: by virtue of the effectiveness of the Settlement Agreement discussed in Item 4, (i) the Circle Receiver may be deemed to have shared power with the Northshore Receiver to direct the disposition of 1,000,000 shares of Common Stock that may be deemed to be beneficially owned by the Circle Receiver and (ii) the Circle Receiver may be deemed to have shared power to direct the disposition of 3,939,135 shares of Common Stock beneficially owned in the aggregate by the Northshore Receiver (3,939,135 shares), Northshore (3,939,135 shares), Astor (3,558,347 shares), Ardent Domestic and Ardent Offshore (collectively 380,788 shares (including 132,744 shares of Common Stock issuable on exercise of warrants), and those entities may be deemed to have shared power with the Circle Receiver to direct the disposition of such shares of Common Stock beneficially owned by them, respectively.
See Item 2.
     c. See Item 4.
     d. See Item 4.
     e. Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is amended by adding the following to the end thereof:
     “See Item 4.”
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is amended by adding the following to the end thereof:
     “The following additional documents are filed as exhibits to this Schedule 13D:
     1. Joint Filing Agreement”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 30, 2006

/s/ Arthur J. Steinberg

ARTHUR J. STEINBERG, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and related entities

/s/ John P. Burke

CONNECTICUT BANKING COMMISSIONER JOHN P. BURKE, not individually but solely in his capacity as Receiver of Circle Trust Company

Exhibits
1.	Joint Filing Agreement